September 4, 2019

Gaofei Wang
Chief Executive Officer
Weibo Corporation
8/F, QIHAO Plaza, No. 8 Xinyuan S. Road
Chaoyang District, Beijing 100027
People's Republic of China

       Re: Weibo Corporation
           Form 20-F for the Fiscal Year Ended December 31, 2018
           Filed April 29, 2019
           File No. 001-36397

Dear Mr. Wang:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2018

Operating and Financial Review and Prospects
Results of Operations, page 89

1. On page 91 you disclose that the increased revenue from key accounts was partly attributable to an increasing number of key account customers allocating more digital advertising budget to social marketing. Please describe for us the metrics used to monitor monetization in managing your advertising business, such as your ability to attract and retain advertisers and increase advertisers' spending. In this regard, we note management's statements in your fourth quarter 2018 earnings call, which attribute the strong performance of the key accounts sector to growth in average revenue for advertiser spending and continued expansion of your customer base. Refer to Item 5.A of Form 20-
      F and Part III.B of SEC Release 33-8350.
 Gaofei Wang
FirstName LastNameGaofei Wang
Weibo Corporation
Comapany 4, 2019
September NameWeibo Corporation
Page 2
September 4, 2019 Page 2
FirstName LastName
2. We note the significant increase in revenue sharing cost in 2018, which you state is primarily related to your advertisement production and live streaming business. Please separately quantify the amount or percentage of revenue attributable to revenue sharing arrangements, if material. To the extent there are any trends in the proportion of revenue earned through such arrangements and/or the average revenue share ratios, include a discussion of such trends and the impact on your results of operations. In your response, please tell us the amount of revenue from revenue sharing arrangements presented on a gross basis and the related revenue sharing costs for each period presented, separately identifying advertising and marketing services and value-added services. For arrangements where revenue is presented on a net basis, tell us the amount of gross revenue and the revenue share that was netted against such revenue for each period presented. Refer to Item 5.A and 5.D of Form 20-F and Part III.B of SEC Release 33-
         8350.
Consolidated Financial Statements
Note 2. Significant Accounting Policies
Revenue recognition, page F-14

3. Please describe for us the nature and terms of your revenue sharing arrangements related to advertising and marketing services. Tell us the specified good or service being provided to the customer and describe your consideration of the guidance in ASC 606-10-
         55-36 through 55-40. If revenues recognized from revenue sharing arrangements are significant, disclose your related policy as well as the significant judgments and assumptions made in determining gross or net presentation of such revenues. Refer to
         ASC 606-10-50-1.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Joyce Sweeney,
Staff Accountant, at (202) 551-3449 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Information Technologies
                                                              and Services